Exhibit 4(b)(vii)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK VESTED  GUARANTEED MINIMUM INCOME PAYMENT ENDORSEMENT

The Contract to which this endorsement is attached is amended by adding the following provision to the Purchase Payments section immediately after the Scheduled Installment provision:

Vested Guaranteed Minimum Income Payment

A Default occurs when either:

(1)	More than 24 Scheduled Installments are paid outside of the grace period over the life of your Contract; or

(2)	A Scheduled Installment, interest that is charged on it and any monthly billing fee are not paid within one year from the Scheduled Installment’s Monthly Due Date.

If a Default occurs, the Guaranteed Minimum Income Payment shown on the Contract data pages is forfeited; however, you will be entitled to a reduced Guaranteed Minimum Income Payment.

On the date of Default, the vested Guaranteed Minimum Income Payment will be (a) divided by (b) multiplied by (c), where:

(a)	is the total Scheduled Installments paid into the Subaccount and not previously withdrawn prior to the date of Default;

(b)	is the total Scheduled Installments that are required to be paid into the Subaccount prior to the Annuity Commencement Date to secure the Guaranteed Minimum Income Payment shown on the Contract data pages; and

(c)	is the Guaranteed Minimum Income Payment shown on the Contract data pages.

Restrictions concerning the reduced Guaranteed Minimum Income Payment are as follows:

•	Once the reduced Guaranteed Minimum Income Payment has been determined, we will not recalculate it again even if subsequent Purchase Payments are made; and

•	Once a Default has occurred and the reduced Guaranteed Minimum Income Payment has been determined, if a withdrawal is taken from the Subaccount and not repaid with interest within one year of the date of withdrawal, then the reduced Guaranteed Minimum Income Payment is forfeited.

For GE Capital Life Assurance Company of New York,

/S/    PAMELA S. SCHUTZ

Pamela S. Schutz

President

Form NY5247 1/03